UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 033-51406

THE MIDDLETON DOLL COMPANY
(Exact name of registrant as specified in its charter)

N22 W23977 Ridgeview Parkway, Suite 700
Waukesha, Wisconsin 53188-1000
(262) 347-2904
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, 6-2/3 cents par value per share
Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]	Rule 12h-3(b)(2)	[ ]
Rule 12g-4(a)(2)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)	[ ]

Approximate number of holders of record as of the certification or notice date:

139 holders of record of Common Stock

45 holders of record of Preferred Stock

        Pursuant to the requirements of the Securities Exchange Act of 1934, The Middleton Doll Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: January 28, 2009

/s/ Craig R. Bald
Craig R. Bald
Chief Financial Officer, Vice President Finance,
Secretary and Treasurer